UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2021 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: March 31, 2019 & April 30, 2019
2. State identification Number:
AL 37798	AK 60059072	AZ 58624	AR 60019963	CA	CO
CT	DE 67762	DC 60057823	FL	GA	HI
ID 61892	IL 60017858	IN	IA I-102437	KS 010S0001163	KY 60021353
LA	ME MFN10028232	MD SM20142488	MA	MI 961663	MN
MS 60057492	MO 2007-01519	MT 98105/ 71539	NE 69338	NV	NH MF13-0085765
NJ MF-5494	NM 36716	NY	NC 26267	ND CD282	OH 71823
OK IC 2207842	OR 2007-1245	PA	RI	SC MF18649	SD
TN	TX C 95341	UT 007-0389-58	VT 5/21/15-04	VA	WA 60045269
WV I - 90369	WI 677547	WY	PUERTO RICO S-50309 -0
Other (specify):
3. Exact name of investment company as specified in registration statement: RiskPro® Dynamic 0-10 Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF

THE INVESTMENT COMPANY ACT OF 1940

July 25, 2019

We, as members of management of RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of March 31, 2019, and from October 31, 2018 through March 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2019, and from October 31, 2018, through March 31, 2019, with respect to securities reflected in the investment accounts of each Fund.

-/s/ Kevin Wolf.

Kevin Wolf, Principal Executive Officer

/s/ James Colantino

James Colantino, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of March 31, 2019. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of March 31, 2019, and with respect to agreement of security purchases and sales, for the period from October 31, 2018 (the date of our last examination), through March 31, 2019:

•	Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“Custodian”), National Financial Services, LLC (“NFS”) and Gemini Fund Services, LLC (“GFS”) without prior notice to management.
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.
•	Reconciliation of all such securities to the books and records of the Funds, the Custodian, NFS and GFS.
•	Agreement of six security purchases and four security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2019, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

July 25, 2019

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940

July 25, 2019

We, as members of management of RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2019, and from March 31, 2019 through April 30, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2019, and from March 31, 2019, through April 30, 2019, with respect to securities reflected in the investment accounts of each Fund.

-/s/ Kevin Wolf.

Kevin Wolf, Principal Executive Officer

/s/ James Colantino

James Colantino, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of April 30, 2019. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of April 30, 2019, and with respect to agreement of security purchases and sales, for the period from March 31, 2019 (the date of our last examination), through April 30, 2019:

•	Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“Custodian”), National Financial Services, LLC (“NFS”) and Gemini Fund Services, LLC (“GFS”).
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.
•	Reconciliation of all such securities to the books and records of the Funds, the Custodian, NFS and GFS.
•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2019, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

July 25, 2019